EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$(22,581)	$(7,063)	$(54,689)	$(52,896)
Less: Participating securities dividends	-	-	-	-
Net income (loss) attributable to the Company per common share – basic and diluted	$(22,581)	$(7,063)	$(54,689)	$(52,896)

DENOMINATOR:
Weighted average common shares outstanding – basic	359,689	358,653	359,442	358,502
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-	-
Weighted average common shares outstanding – diluted	359,689	358,653	359,442	358,502

Net income (loss) attributable to the Company per common share:
Basic	$(0.06)	$(0.02)	$(0.15)	$(0.15)
Diluted	$(0.06)	$(0.02)	$(0.15)	$(0.15)

(1)

Equity awards of 8.8 million and 8.9 million were outstanding for the three months ended September 30, 2015 and 2014, respectively, and 8.8 million and 8.9 million were outstanding for the nine months ended September 30, 2015 and 2014, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.